   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 2000

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE TO/A
                            ------------------------

                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 1 -- FINAL AMENDMENT)

                            PETER KIEWIT SONS', INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            PETER KIEWIT SONS', INC.
                (NAME OF FILING PERSON(S) (OFFEROR AND ISSUER))

                   8.028% SERIES 1997 CONVERTIBLE DEBENTURES
                    7.35% SERIES 1998 CONVERTIBLE DEBENTURES
                    8.25% SERIES 1999 CONVERTIBLE DEBENTURES
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                TOBIN A. SCHROPP
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            PETER KIEWIT SONS', INC.
                                  KIEWIT PLAZA
                             OMAHA, NEBRASKA 68131
                                 (402) 342-2052
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
           NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON(S))

                            ------------------------

                                WITH A COPY TO:

                               JOHN S. D'ALIMONTE
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 728-8000
                            ------------------------

   [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.  [ ] going-private transaction subject to Rule 13e-3.
[X] issuer tender offer subject to Rule 13e-4.       [ ] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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

     This Amendment No. 1, the final amendment (this "Amendment"), amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on August 15, 2000 by Peter Kiewit Sons', Inc., a Delaware corporation ("Kiewit"). The Schedule TO was filed by Kiewit in connection with its offer to exchange its outstanding convertible debentures ("Original Kiewit Debentures") for (1) debentures ("Materials Debentures") of Kiewit Materials Company, a Delaware corporation and a formerly wholly owned subsidiary of Kiewit ("Materials"), convertible into shares of common stock, par value $0.01 per share ("Materials Common Stock"), of Materials, or (2) both shares of Materials Common Stock and new reduced principal amount Kiewit debentures ("New Kiewit Debentures") convertible into shares of common stock, par value $0.01, of Kiewit (the "Debenture Exchange Offer").

     The Debenture Exchange Offer was subject to the terms and conditions set forth in Amendment No. 4 to the Registration Statement on Form S-4 filed by Kiewit and Materials with the Commission on August 8, 2000 (File No. 333-30760-01) and the prospectus relating to the New Kiewit Debentures, Materials Debentures and Materials Common Stock contained therein.

     The Schedule TO is hereby amended and supplemented by adding the following:

     The Debenture Exchange Offer expired at 11:59 p.m., Omaha time, on Thursday, September 14, 2000. In the Debenture Exchange Offer, the holders of Original Kiewit Debentures collectively exchanged $13,095,000 principal amount Original Kiewit Debentures for (1) $670,000 aggregate principal amount Materials Debentures, and (2) both 973,383 shares of Materials Common Stock and $5,475,045 principal amount New Kiewit Debentures.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ TOBIN A. SCHROPP
                                          --------------------------------------
                                          Tobin A. Schropp
                                          Vice President, General Counsel and
                                          Secretary

September 15, 2000